SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

   ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended December 31, 2003

Or

   Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from____________to____________

Commission file number______

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

U.S. BORAX INC. THRIFT PLAN FOR SALARIED EMPLOYEES

B.      Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Rio Tinto plc, 6 St. James’s Square, London, SW1Y 4LD, England

U.S. Borax Inc. Thrift Plan for Salaried Employees Index to Audited Financial Statements and Supplemental Schedule

The following financial statements reflect the status of the U.S. Borax Inc. Thrift Plan for Salaried Employees as of January 2, 2003 and December 31, 2002, and the results of its transactions for the period January 1, 2003 to January 2, 2003 and for the year ended December 31, 2002.

Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the U.S. Borax Inc. Thrift Plan for Salaried Employees.

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the U.S. Borax Inc. Thrift Plan for Salaried Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the U.S. Borax Inc. Thrift Plan for Salaried Employees (the “Plan”) at January 2, 2003 and December 31, 2002, and the changes in net assets available for benefits for the period January 1, 2003 to January 2, 2003 and for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1 to the financial statements, the Board of Directors of U.S. Borax Inc., the Plan's sponsor, voted to merge the Plan assets into the Rio Tinto America Inc. Savings Plan which was completed on January 2, 2003.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Los Angeles, California
July 6, 2004

Back to Contents

U.S. Borax Inc. Thrift Plan for Salaried Employees Statements of Net Assets Available for Benefits January 2, 2003 and December 31, 2002 (In Thousands of Dollars)

	2003	2002
Assets:
Investments	$—	$69,257

Total assets	—	69,257

Net assets available for benefits	$—	$69,257

The accompanying notes are an integral part of these financial statements.

Back to Contents

U.S. Borax Inc. Thrift Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits
For the Period January 1, 2003 to January 2, 2003 and
For the Year Ended December 31, 2002
(In Thousands of Dollars)

	2003	2002
Additions to (deductions from) net assets attributed to:
Investment income:
Interest	$—	$152
Dividends	—	2,181
Net depreciation in the fair value of investments	—	(10,043)

Contributions
Company	—	1,248
Participants	—	2,735

Total deductions	—	(3,727)

Deductions from net assets attributed to:
Benefits paid to participants	—	(2,896)

Total deductions	—	(2,896)

Decrease prior to transfers	—	(6,623)

Assets transferred to other plans	(69,257)	97

Net decrease in net assets	(69,257)	(6,526)

Net assets available for benefits:

Beginning of period	69,257	75,783

End of period	$—	$69,257

The accompanying notes are an integral part of these financial statements.

Back to Contents

U.S. Borax Inc. Thrift Plan for Salaried Employees Notes to Financial Statements

1.	Description of the Plan

The following description of the U.S. Borax Inc. Thrift Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all eligible salaried employees of U.S. Borax Inc. (the “Company”), and was organized to facilitate savings for retirement by employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan's trustee and plan administrator is Putnam Investments. Each employee is eligible to participate in the Plan on his or her date of hire, contribute up to 15% of annual compensation, direct investment contributions in increments of 10%, and change both the contribution rate and contribution investment direction on a daily basis. Also, under Putnam Investments, the Plan offers seventeen investment options, one of which is the option to invest in American Depository Receipts (“ADR's”) of Rio Tinto plc (“Rio Tinto”), which is the ultimate parent of the Company.

The Board of Directors of U.S. Borax Inc., the Plan's sponsor, voted to merge the Plan into the Rio Tinto America Inc. Savings Plan. The merger of the Plan into the Rio Tinto America Inc. Savings Plan and the transfer of all Plan assets were completed on January 2, 2003. All participants became 100% vested in Company contributions as of this date. No activity occurred during the period January 1, 2003 to January 2, 2003 other than the transfer of the assets referred to above.

Contributions
A participant is permitted to contribute to the Plan up to 15% of annual compensation (as defined in the Plan Agreement) in whole percentages, as of the employee's date of hire. The Company contributes to the Plan, on behalf of each participant who completes one year of service, as defined in the Plan Agreement, an amount equal to 80% of participant contributions not to exceed 6% of a participant's annual compensation. Contributions cannot exceed the dollar amount prescribed by law and cannot be calculated on a base pay in excess of the amount allowed by law.

All contributions are held in trust and invested by the Plan's trustee in accordance with the option or options elected by the participant.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) the Plan's earnings or losses, less investment management and transaction processing expenses. Allocations are based on the proportion of the participant's account balance to the total of account balances of all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Back to Contents

U.S. Borax Inc. Thrift Plan for Salaried Employees Notes to Financial Statements

1.	Description of the Plan (Continued)

Vesting
Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of participation. The vested percentage increases with years of participation in the Plan at a rate of 20% per year, reaching 100% in 5 years. Participants are immediately vested in their own contributions plus actual earnings thereon, which are both nonforfeitable. Forfeitures as a result of a participant's termination prior to vesting are used to restore those participants' accounts who incur a break in service or to reduce subsequent contributions by the Company, at the Company's option. At January 2, 2003, there were no forfeited, nonvested accounts.

Participant Notes Receivable
The Plan allows participants to borrow up to the limits permitted by applicable government regulations. These notes must be repaid with interest, as defined in the Plan Agreement.

Payment of Benefits
Effective April 1, 1997, a participant who terminates or incurs a disability prior to age 55 receives a lump-sum amount equal to the vested interest in his or her account. A participant who retires, terminates or incurs a disability after age 55 may choose to receive his or her distribution in either a lump sum or in a series of payments as detailed in the Plan Agreement. Upon the death of a participant, his or her beneficiary receives a lump-sum amount equal to the vested interest in his or her account.

For termination of service due to reasons other than retirement, disability or death, distributions may be subject to certain federal and state penalties on amounts withdrawn if such amounts are not transferred into certain other retirement savings options. In no case may distributions be deferred beyond the end of the calendar year in which the participant attains age 70½. In the event that all or a portion of the participant's account is invested in the Rio Tinto Stock Fund, he or she may elect to receive such portion in whole shares of Rio Tinto stock.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

Back to Contents

U.S. Borax Inc. Thrift Plan for Salaried Employees Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for investment contracts in the Stable Value Fund, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Shares of registered investment companies are valued at quoted market prices from national exchanges which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at the amount of unpaid principal, which approximates fair value. The Rio Tinto ADR's are valued at the quoted market price on the last business day of the Plan's year-end as reported by the New York Stock Exchange.

Investment Valuation and Income Recognition
Purchases and sales of shares in registered investment companies and Rio Tinto ADR’s are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Recording of Contributions
Participant contributions and the Company's matching contributions are recorded in the period the Company makes payroll deductions from the participants.

Payment of Benefits
Benefits are recorded when paid.

3.	Concentration of Credit Risk

The Stable Value Fund consists of a series of fixed-rate investment contracts with various insurance companies. Although this fund includes a diversified portfolio of investment contracts, the ultimate performance of the contract fund is dependent upon the ability of the underlying companies to honor them.

Back to Contents

U.S. Borax Inc. Thrift Plan for Salaried Employees Notes to Financial Statements

4.	Investments

The following are investments that represent 5% or more of the Plan’s net assets available for benefits:

	2003	2002
	(in thousands)

The Putnam Fund for Growth and Income, 406,604 shares	$—	$4,942
Putnam Voyager Fund, 386,926 shares	—	3,691
Putnam New Opportunities Fund, 227,478 shares	—	5,547
Putnam Asset Allocation – Balanced Portfolio 558,874 shares	—	3,627
Investment Contract with Monumental Life Insurance Company, #MDA00131TR	—	13,039
Intestment Contract with SEI Trust Company, #191192350	—	5,353
Investment Contract with State Street Bank and Trust Company, #99057	—	11,495

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

	2003	2002
	(in thousands)

Mutual funds	$—	$(10,068)
Rio Tinto ADR’s	—	26

	$—	$(10,042)

Back to Contents

U.S. Borax Inc. Thrift Plan for Salaried Employees Notes to Financial Statements

5.	Investment Contracts

The Plan invests in the Stable Value Fund (the “Fund”) with Dwight Asset Management Company (“Dwight”). The Fund holds contracts directly with various insurance companies. The Fund account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Fund is included in the financial statements at contract value as reported to the Plan by Dwight. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves charged against the contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5.7% for 2002. Such rates are reviewed on a quarterly basis for resetting.

6.	Related-Party Transactions

Certain of the Plan's investments are shares of mutual funds managed by Putnam Investments, trustee of the Plan, as defined by the Plan Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for investment management services were nominal for the periods ended January 2, 2003 and December 31, 2002. The Plan also contains an investment option in Rio Tinto ADR’s. Rio Tinto is the ultimate parent of the Company.

The Company, who also qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions with the Company also qualify for a statutory exemption. Total expenses paid by the Company were nominal for the periods ended January 2, 2003 and December 31, 2002.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 25, 1995 that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (the “Code”). Accordingly, the Plan is exempt from Federal income taxes under the provisions of Section 501(a) of the Code. Although the Plan was amended subsequent to the receipt of the latest determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Code.

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. BORAX INC. THRIFT PLAN FOR SALARIED EMPLOYEES

Date: July 14, 2004
	By:	/s/ Jeffrey R. Olsen
Jeffrey R. Olsen
Chief Financial Officer

Back to Contents

U.S. Borax Inc. Thrift Plan for Salaried Employees Exhibit Index

Exhibit	Description

23.1	Consent of PricewaterhouseCoopers LLP